DM

18006221

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
415

SEC FILE NUMBER
8- 69926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Forbes Securities Group LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8480 E Orchard RD Suite 2400
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pete Galligan (303)619-6909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Forbes Securities Group LLC., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Janet Pchalek

Notary Public

JANET PCHALEK
Notary Public - State of Colorado
Notary ID 20064002919
My Commission Expires Jan 23, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Members' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FORBES SECURITIES GROUP LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
The Forbes Securities Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Forbes Securities Group LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as The Forbes Securities Group LLC's auditor since 2017.

Greenwood Village, Colorado
February 20, 2018

THE FORBES SECURITIES GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents (Note 1)	$	12,009
Prepaid Expenses		1,495
Total assets	**$**	**13,504**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		4,184
Total liabilities		4,184
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 3):		9,320
		-
Total members' equity		9,320
Total liabilities and member's equity	**$**	**13,504**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Forbes Securities Group LLC, (the "Company") was formed as a Colorado LLC on February 1, 2017 and operates as a securities capital acquisition broker dealing in advisement and services related to Mergers and Acquisitions and Private Placements.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not have customer accounts. Accordingly, a special Account for the Exclusive benefits of customers is not maintained.

Revenue Recognition

The Company records advisement revenue when earned in accordance with an executed contract. The Company records revenue from the transfer of ownership, or assets, of private company's transactions when earned in accordance with an executed contract. Other revenue is recognized when earned.

Depreciation

The Company provides for depreciation of computers and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a multi-member limited liability company and is not subject to federal and state income taxes: its income and deductions are included with those of the owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable tax authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file more income tax returns in various U.S. states. The Company is not subject to income tax returns examinations by major taxing authorities for the years before 2017 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax payable, if asserted. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Valuation of Securities

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Valuation of Securities (concluded)

that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company did not hold any securities as of December 31, 2017.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $7,825, and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .53 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for 12 months after commencing business as a broker or dealer, and 15 to 1 thereafter.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company entered into an expense allocation agreement with Forbes Business Investments, Inc., an affiliate, under common ownership, with the Company, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by Forbes Business Investments, Inc. in support of the operations of the Company. These expenses generally consist of rent, insurance, support labor, office supplies and other general and administrative services. For the year ended December 31, 2017, total allocated expenses from Forbes Business Investments, Inc. to the Company were $7,321.

At December 31, 2017, the payable due to Forbes Business Investments, Inc. in connection with these services totaled $ 4,184.

The principal shareholder in Forbes Business Investments, Inc. is also a principal shareholder in The Forbes Securities Group, LLC

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a broker and deals primarily in the advisement of clients and the exchange and purchase of ownership in private companies.

In the normal course of business, the Company's client activities ("Clients") involve the execution, advisement and financing of various client transactions. These activities may expose the Company to off-balance sheet risk. In the event a client does not close a transaction, the Company could lose all or a portion of its advisement compensation or commission amounts.

The Company's financial instruments, including cash and cash equivalents, advisement receivable non-broker, compensation payable, accounts payable and accrued expenses, are carried at amounts which approximate fair value due to their short maturities.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

THE FORBES SECURITIES GROUP LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a
PUBLIC DOCUMENT